UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In accordance with Article 28 of the Securities Market Law, Sole Ordered Text approved by Supreme Decree No. 093-2002-EF, and the Regulation of Relevant Information and Reserved Information, approved by Resolution SMV No. 005-2014-SMV-01, we are pleased to inform that today Cumbra Perú S.A. (“Cumbra”), a subsidiary of AENZA S.A.A., has entered into a settlement agreement (“the Agreement”) that concludes the disputes with Técnicas Reunidas de Talara S.A.C. in the execution of the civil and electromechanical works (in the latter case the dispute was submitted to arbitration, as reported as a material information on January 13, 2020), in relation to the Talara Refinery Modernization Project.

Pursuant to the Agreement, Cumbra will register a net loss of US$25.0 million in its financial statements. This loss will not have a negative effect on the company’s cash flow.

This loss will be reflected in Cumbra’s fourth quarter 2022 results, and therefore in the consolidated financial statements of AENZA S.A.A. for the same period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FREDY CHALCO
Name:	Fredy Chalco Aguilar
Title:	VP of Corporate Finance
Date:	November 29, 2022

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